3/6/03

03016000

[ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52570

MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2003
WASH, D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRATTON CAPITAL MANAGEMENT LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Manning — (212) 605-0575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz, MacKenzie & Anopolsky CPA's, PC
(Name — *if individual, state last, first, middle name*)

317 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 1 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRATTON CAPITAL MANAGEMENT LTD., as of December 31, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Gloria A. Rivera
Notary Public, State of New York
No. 01RO5048511
Commission Expires August 28. 2005

M.J. Manning
Signature

President
Title

Gloria A. Rivera
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regen Benz MacKenzie & Anopolsky

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Stratton Capital Management, Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Stratton Capital Management , Ltd. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratton Capital Management, Ltd. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz, MacKenzie & Anopolsky, CPA's, P.C.

New York, New York
February 17, 2003

REGEN, BENZ, MACKENZIE & ANOPOLSKY , C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets		
Cash	$	14,625
Other Assets		
Prepaid Insurance		272
Organization Costs, less accumulated amortization of $5,416		16,251
Total Other Assets		16,523
TOTAL ASSETS	$	31,148

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts Payable and Accruals	$	4,200
Stockholder's Equity		
Capital Stock		10
Paid-in Capital		71,199
Accumulated Deficit		(44,261)
Total Stockholder's Equity		26,948
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	31,148

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue	$	4,136
Operating Expenses		
Administrative (Note 3)		8,400
Bank Service Charges		50
Dues, Licenses and Fees		1,041
Office Expense		194
Professional Fees		12,398
Insurance		327
Taxes - Franchise		1,200
Amortization		4,333
Total Operating Expenses		27,943
Net Loss for the year ended December 31, 2002	$	(23,807)

See accountants' audit report
and accompanying notes to financial statements.
Regen Benz MacKenzie & Anopolsky

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2002	$ 10	$ 56,199	$ (20,454)	$ 35,755
Additional Paid- in Capital		15,000		15,000
Net Loss - year ended December 31, 2002	-	-	(23,807)	(23,807)
Balance, December 31, 2002	$ 10	$ 71,199	$ (44,261)	$ 26,948

See accountants' audit report
and accompanying notes to financial statements.

Regen Benz MacKenzie & Anopolsky

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:		
Net Loss	$	(23,807)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
Amortization		4,333
Increase in Prepaid Insurance		(34)
Decrease in Accounts Payable and Accruals		(3,000)
Net Cash Used In Operating Activities		(22,508)
Cash Flows From Financing Activities:		
Capital Contributed		15,000
Net Decrease in Cash		(7,508)
Cash and Cash Equivalents - January 1, 2002		22,133
Cash and Cash Equivalents - December 31, 2002	$	14,625
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes	$	-0-
Interest Expense	$	-0-

See accountants' audit report
and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1- ORGANIZATION

Stratton Capital Management, Ltd.("Stratton"), a Delaware Corporation was incorporated on January 21, 1999. Stratton was issued a broker/dealer license on November 29, 2000 by the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD").

Stratton was organized to sell private placements and related programs to qualified investors.

Stratton Capital Management does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Stratton is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

2- SIGNIFICANT ACCOUNTING POLICIES

Stratton uses the accrual method of accounting.

Cash and Cash Equivalents

For purposes of the balance sheet and the statement of cash flows, Stratton includes cash on deposit, cash on hand, and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Organizational Costs

Organizational costs are being amortized over 60 months using the straight-line method.

3- RELATED PARTY TRANSACTIONS

Stratton shares office space with a commonly controlled corporation Stratton Advisors, Ltd. (Advisors). Stratton entered into a sharing agreement with Advisors and pays for administrative services.

Administrative fees to related party	$ 8,400
Amount payable to related party	$ 2,100

4- CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2002, was as follows:

Common Stock, par value $.01 per share, authorized 1,000 shares; issued 1,000 shares.

5- INCOME TAXES

The company has elected "S" status for Federal and New York State tax purposes. Accordingly , the income / loss of the company is reported on the stockholder's personal tax return.

6- FAIR VALUES OF FINANCIAL INSTRUMENTS

Stratton has a number of financial instruments, including cash. Stratton estimates that the fair value of all financial instruments at December 31, 2002, do not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Stratton using available market information and appropriate valuation methodologies. Considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that Stratton could realize in a current market exchange. None of the financial instruments are held for trading purposes.

7 - NET CAPITAL REQUIREMENTS

Stratton is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, Stratton had net capital of $10,425 which was $5,425 in excess of its required net capital of $5,000. Stratton's net capital ratio was .40 to 1.

SCHEDULE I
STRATTON CAPITAL MANAGEMENT, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL	
Total Assets	$ 31,148
Less: Total Liabilities	4,200
Net Worth	26,948
Deductions and/or charges	
Non-allowable assets:	
Prepaid Insurance	272
Organizational Costs (net of amortization)	16,251
Total deductions and/or charges	16,523
Net Capital	$ 10,425
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accruals	$ 4,200
Total aggregate indebtedness	$ 4,200
Computation of basic Net Capital requirement	$ 5,000
Minimum Net Capital required	
Excess Net Capital	$ 5,425
Excess Net Capital at 1,000 percent	$ 10,005
Ratio: Aggregate indebtedness to Net Capital	.40 to 1
Ratio: Aggregate indebtedness Debt to Debt Equity	-0-

RECONCILIATION WITH STRATTON CAPITAL MANAGEMENT, LTD. COMPUTATION

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 10,425
Net Capital Per Above	$ 10,425

SCHEDULE II
STRATTON CAPITAL MANAGEMENT, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

As Stratton Capital Management, Ltd. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
STRATTON CAPITAL MANAGEMENT, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

As Stratton Capital Management, Ltd. does not hold customer accounts, this schedule is not applicable.

SCHEDULE IV
STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR
CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2002

As Stratton Capital Management, Ltd. does not carry customer accounts, this schedule is not applicable.

Regen Benz MacKenzie & Anopolsky

The Board of Directors
Stratton Capital Management, Ltd.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Stratton Capital Management, Ltd. for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Stratton Capital Management, Ltd. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Stratton Capital Management , Ltd. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Stratton Captial Management, Ltd. in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Stratton Capital Management, Ltd. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph.. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the above paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and of the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Stratton Capital Management, Ltd. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ, MACKENZIE & ANOPOLSKY , C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessary disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not to be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Stratton's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

New York, New York
February 17, 2003